BioXcel Therapeutics, Inc.

555 Long Wharf Drive

New Haven, CT 06511

November 13, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Joshua Gorsky

Re:	BioXcel Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-275261

To the addressee set forth above:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, BioXcel Therapeutics, Inc. (the “Company”) hereby requests withdrawal, effective immediately, of its Withdrawal Request dated November 13, 2023 filed on Form RW with respect to the above-referenced Registration Statement. The Withdrawal Request was incorrectly filed on EDGAR as a Withdrawal Request for the Registration Statement (Form RW) rather than as Correspondence with respect to the withdrawal of the Company’s prior acceleration request. To be clear, the Company is not requesting to withdraw the above registration statement, merely the Form RW that was incorrectly tagged.

Please contact Keith L. Halverstam of Latham & Watkins LLP at (212) 906-1761 or N. Danny Shulman at (212) 906-4510 if there are any questions regarding this matter.

Very truly yours,

BioXcel Therapeutics, Inc.

By:	/s/ Richard Steinhart
Richard Steinhart
Chief Financial Officer

cc:	Keith L. Halverstam, Latham & Watkins LLP
N. Danny Shulman, Latham & Watkins LLP